                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Medaphis Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    584028104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Scott F. Smith, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              February 6, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

        Check the following box if a fee is being paid with the Statement  [  ]

                               Page 1 of 57 Pages
                           Exhibit Index is on Page 21

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  2 of 57 Pages
---------------------------                                         ---------------------




 ----- ----------------------------------------------------------------------------------
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       James F. Thacker
 ----- ----------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)   (a)  [ ]
                                                                             (b)  [X]
 ----- ----------------------------------------------------------------------------------
 3     SEC Use Only

 ----- ----------------------------------------------------------------------------------
 4     Sources of Funds (See Instructions)

       OO
 ----- ----------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                       [ ]

 ----- ----------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       United States of America
 ---------------- ------- ---------------------------------------------------------------
    Number of       7     Sole Voting Power
     Shares
                          14,275
                  ------- ---------------------------------------------------------------
  Beneficially      8     Shared Voting Power
    Owned by
                          1,215,874
                  ------- ---------------------------------------------------------------
 Each Reporting     9     Sole Dispositive Power

                          14,275
                  ------- ---------------------------------------------------------------
   Person With      10    Shared Dispositive Power

                          1,965,874
 ----- ----------------------------------------------------------------------------------
 11    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,980,149
 ----- ----------------------------------------------------------------------------------
 12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                 [X]

 ----- ----------------------------------------------------------------------------------
 13    Percent of Class Represented by Amount in Row (11)

       2.8%
 ----- ----------------------------------------------------------------------------------
 14    Type of Reporting Person (See Instructions)

       IN
 ----- ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  3 of 57 Pages
---------------------------                                         ---------------------


------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       James F. Thacker Retained Annuity Trust
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a)   [ ]
                                                                             (b)   [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                         [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       Commonwealth of Virginia
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          607,937
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by
                          0
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          607,937
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          0
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       607,937
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       .8%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       OO
------ ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  4 of 57 Pages
---------------------------                                         ---------------------

------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Paulanne H. Thacker Retained Annuity Trust
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a)  [ ]
                                                                             (b)  [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only
------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)
                                                                                    [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       Commonwealth of Virginia
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          607,937
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
   Beneficially
                          0
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          607,937
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          0
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       607,937
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                 [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       .8%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       OO
------ ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  5 of 57 Pages
---------------------------                                         ---------------------

------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       William J. DeZonia
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                        [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States of America
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          410,916
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
   Beneficially
                          0
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          410,916
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          0
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       410,916
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       .6%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
------ ----------------------------------------------------------------------------------


---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  6 of 57 Pages
---------------------------                                         ---------------------


------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Lori T. Caudill
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                       [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States of America
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          489,927
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by
                          700,000
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          239,927
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          1,250,000
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,489,927
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                               [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       2.1%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
------ ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  7 of 57 Pages
---------------------------                                         ---------------------


------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Carol T. Shumaker
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                       [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States of America
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          489,927
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
    Owned by
                          700,000
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          239,927
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          1,250,000
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,489,000
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                 [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       2.1%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
------ ----------------------------------------------------------------------------------


---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  8 of 57 Pages
---------------------------                                         ---------------------


------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Alyson T. Stinson

------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                        [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States of America
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          489,927
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power

     Owned by             700,000
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          239,927
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          1,250,000
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,489,927
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                 [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       2.1%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
------ ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  9 of 57 Pages
---------------------------                                         ---------------------

------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       F.I.S. Hull, III
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                          [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States of America
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          0
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by
                          1,215,874
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          0
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          1,215,874
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,215,874
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                 [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       1.6%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
------ ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  10 of 57 Pages
---------------------------                                         ---------------------


------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Empire Investment Banking Company, L.P.
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                       [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       Commonwealth of Virginia
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          700,000
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by
                          0
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          700,000
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          300,000
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       1,000,000
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       1.4%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       PN
------ ----------------------------------------------------------------------------------

---------------------------                                         ---------------------
CUSIP No. 584028104                          13D                    Page  11 of 57 Pages
---------------------------                                         ---------------------


------ ----------------------------------------------------------------------------------
1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Jo Anne Maxwell
------ ----------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [ ]
                                                                             (b) [X]
------ ----------------------------------------------------------------------------------
3      SEC Use Only

------ ----------------------------------------------------------------------------------
4      Sources of Funds (See Instructions)

       OO
------ ----------------------------------------------------------------------------------
5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                         [ ]
------ ----------------------------------------------------------------------------------
6      Citizenship or Place of Organization

       United States of America
------------------- ----- ---------------------------------------------------------------
 Number of Shares    7    Sole Voting Power

                          200,000
                    ----- ---------------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by
                          0
                    ----- ---------------------------------------------------------------
       Each          9    Sole Dispositive Power
    Reporting
                          200,000
                    ----- ---------------------------------------------------------------
   Person With       10   Shared Dispositive Power

                          0
------ ----------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       200,000
------ ----------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                                 [X]
------ ----------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       .2%
------ ----------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       IN
------ ----------------------------------------------------------------------------------

               This  Amendment  No. 1 amends and  supplements  the  Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on January 16, 1996 (the "Schedule 13D") by James F. Thacker ("JFT"), James F. Thacker Retained Annuity Trust ("JFT Trust"), Paulanne H. Thacker Retained Annuity Trust ("PHT Trust"), William J. DeZonia ("WJD"), Lori T. Caudill ("LTC"), Carol T. Shumaker ("CTS"), Alyson T. Stinson ("ATS") and F.I.S. Hull, III ("FIS Hull") (collectively, the "Original Reporting Persons"). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND.

               Item 2 of the Schedule 13D is hereby supplemented as follows:

               The persons filing this Statement are the Original Reporting Persons, Empire Investment Banking Company, L.P. ("Empire") and Jo Anne Maxwell ("JAM") (collectively, the "Reporting Persons"). Jo Anne Maxwell is a citizen of the United States of America. Empire is a limited partnership organized under the laws of the Commonwealth of Virginia.

               The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of Shares owned by other Reporting Persons, except that JFT does not disclaim beneficial ownership of the Shares owned by JFT Trust, PHT Trust and an aggregate of 750,000 Shares loaned by JFT to LTC, CTS and ATS, LTC, CTS and AST do not disclaim beneficial ownership of the Shares owned by Empire and Empire does not disclaim beneficial ownership of the 300,000 Shares loaned by Empire to JFT.

               The principal business of Empire is to engage in capital and equity investments and commercial business enterprise. The business address of Empire is 11938 Old Washington Highway, Glen Allen, Virginia 23060. LTC, CTS and ATS are the partners of Empire.

               JAM's principal occupation or employment is as a consultant, engaged in the provision of management advisory services to JFT. JAM's business address is 1001 Boulders Parkway, Suite 519, Richmond, Virginia 23225. JAM is Administrative Manager and counsel to JFT.

               No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of the Schedule 13D is hereby supplemented as follows:

               LTC borrowed 250,000 Shares from JFT pursuant to a Stock Loan Agreement, dated June 30, 1996, between LTC and JFT (the "LTC Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. There were no funds involved in the transaction.

               CTS borrowed 250,000 Shares from JFT pursuant to a Stock Loan Agreement, dated June 30, 1996, between CTS and JFT (the "CTS Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. There were no funds involved in the transaction.

               ATS borrowed 250,000 Shares from JFT pursuant to a Stock Loan Agreement, dated June 30, 1996, between ATS and JFT (the "ATS Agreement"), a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference. There were no funds involved in the transaction.

               Empire purchased 1,000,000 Shares from JFT for $4,300,000 pursuant to an Annuity Agreement for Purchase and Sale of Common Stock, dated October 31, 1996, between JFT and Empire (the "Empire Purchase Agreement"), a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference. Pursuant to the Empire Purchase Agreement, Empire is obligated to make quarterly annuity payments of $114,566.92 to JFT until JFT's death, with the final payment pro rated to the date of death. The first annuity payment is due on January 31, 1997. The annuity payments will be funded from cash available to Empire.

               JFT borrowed 300,000 Shares from Empire pursuant to a Stock Loan Agreement, dated December 15, 1996, between JFT and Empire (the "Empire Loan Agreement"), a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference. There were no funds involved in the transaction.

               Pursuant to an Agreement, dated as of January 3, 1987, between JFT and WJD (the "De Zonia Agreement"), a copy of which is attached hereto as
Exhibit 7 and incorporated herein by reference, WJD was owed deferred compensation for services rendered. Pursuant to Exhibit A to the De Zonia Agreement, dated January 3, 1997, JFT transferred 370,000 Shares to WJD as full payment of such deferred compensation. There were no funds involved in the transaction.

               JAM acquired 200,000 Shares from JFT as consideration for services pursuant to an Agreement for Services, dated November 1, 1996, between JFT and JAM (the "JAM Agreement"), a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference. There were no funds involved in the transaction.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

               (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on February 3, 1997:


                                                       Approximate Percentage of
             Name                 Number of Shares      Outstanding Shares (1)
--------------------------------  -----------------    -------------------------
James F. Thacker                 1,980,149 (2)(3)                 2.8%
James F. Thacker Trust             607,937 (2)                     .8%
Paulanne H. Thacker Trust          607,937 (2)                     .8%
William J. DeZonia                 410,916 (2)(4)                  .6%
Lori T. Caudill                  1,489,927 (2)(5)                 2.1%
Carol T. Shumaker                1,489,927 (2)(5)                 2.1%
Alyson T. Stinson                1,489,927 (2)(5)                 2.1%
F.I.S. Hull, III                 1,215,874 (2)(6)                 1.6%
Empire Investment Banking        1,000,000 (2)(7)                 1.3%
Company, L.P.
Jo Anne Maxwell                    200,000 (2)                     .2%

---------------

(1) Computed on the basis of 71,696,802 Shares outstanding as of October 31, 1996 as specified in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 1996

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Exchange Act, by virtue of acquiring the Merger Shares as described above in Item 3. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares, except that JFT does not disclaim beneficial ownership of the shares owned by JFT Trust, PHT Trust and an aggregate of 750,000 Shares loaned by JFT to LTC, CTS and ATS, LTC, CTS and AST do not disclaim beneficial ownership of the Shares owned by Empire and Empire does not disclaim beneficial ownership of the 300,000 Shares loaned by Empire to JFT. The Reporting Persons collectively have beneficial ownership, in the aggregate, of 4,010,846 Shares (including vested options to acquire Shares).

(3) Consists of 2,034,275 Shares issued to JFT by the Issuer in connection with the Merger (including the 750,000 Shares subsequently loaned by JFT to LTC, CTS and ATS), an aggregate of 1,215,874 Shares issued to JFT Trust and PHT Trust by the Issuer in connection with the Merger and
        300,000 Shares borrowed by JFT from Empire less 370,000 shares transferred to WJD, 1,000,000 Shares transferred to Empire and 200,000 Shares transferred to JAM.

(4)     Includes  vested  options to acquire  10,850   Shares  granted to WJD by
        the Issuer.

(5) Includes 250,000 Shares loaned to each of LTC, CTS and ATS by JFT and 1,000,000 Shares owned by Empire. Excludes an aggregate of 1,215,874 Shares owned by JFT Trust and PHT Trust. Pursuant to the terms of each of JFT Trust and PHT Trust, any property remaining in either trust after December 31, 2002 shall be distributed equally to LTC, CTS and ATS. LTC, CTS and ATS each disclaims beneficial ownership of the Shares owned by JFT Trust and PHT Trust.

(6) Consists of an aggregate of 1,215,874 Shares owned by JFT Trust and PHT Trust. FIS Hull disclaims beneficial ownership of the Shares owned by JFT Trust and PHT Trust.

(7)     Includes 300,000 Shares borrowed from Empire by JFT.

               (b) JFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,275 Shares. JFT shares with FIS Hull the power to vote or to direct the vote and to dispose or to direct the disposition of 1,215,874 Shares held by JFT Trust and PHT Trust. Together with LTC, JFT has the power to dispose of or direct the disposition of 250,000 Shares. Together with CTS, JFT has the power to dispose of or direct the disposition of 250,000 Shares. Together with ATS, JFT has the power to dispose of or direct the disposition of 250,000 Shares. JFT is the father of LTC, CTS and ATS and the brother-in-law of FIS Hull. LTC, CTS and ATS are sisters and FIS Hull is their uncle.

               WJD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 410,916 Shares.

               CTS has the sole power to vote or to direct the vote of 489,972 Shares and has the sole power to dispose or to direct the disposition of 239,927 shares. Together with LTC and ATS, CTS has the power to vote or to direct the vote and to dispose or to direct the disposition of 700,000 Shares. Together with JFT, CTS has the power to dispose of or to direct the disposition of 250,000 Shares, and, subject to the Empire Loan Agreement, together with LTC and AST, CTS has the power to dispose of or direct the disposition of 300,000 Shares. CTS is the Managing Partner of Empire.

               LTC has the sole power to vote or to direct the vote of 489,972 Shares and has the sole power to dispose or to direct the disposition of 239,927 shares. Together with CTS and ATS, LTC has the power to vote or to direct the vote and to dispose or to direct the disposition of 700,000 Shares. Together with JFT, LTC has the power to dispose of or to direct the disposition of 250,000 Shares, and, subject to the Empire Loan Agreement, together with CTS and AST, LTC has the power to dispose of or direct the disposition of 300,000 Shares. LTC is a partner of Empire.

               ATS has the sole power to vote or to direct the vote of 489,972 Shares and has the sole power to dispose or to direct the disposition of 239,927 shares. Together with CTS andLTC, ATS has the power to vote or to direct the vote and to dispose or to direct the disposition of 700,000 Shares. Together with JFT, ATS has the power to dispose of or to direct the disposition of 250,000 Shares, and, subject to the Empire Loan Agreement, together with CTS and LTC, ATS has the power to dispose of or direct the disposition of 300,000 Shares. ATS is a partner of Empire.

               JAM has the sole power to vote or to direct the vote and to dispose of 200,000 Shares. JAM is Administrative Manager and counsel to JFT.

               (c) The following table sets forth transactions with respect to the Shares during the past 60 days or since the filing of the Schedule 13D by each of the Reporting Persons. The transactions set forth below were private purchases, sales and loans effected privately.

                Sale/Purchase
Transaction    (S/P), Loan (L)     Price Per
    Date       or Transfer (T)     Share ($)    Number of Shares     Transferor      Transferee
    ----       ---------------     ---------    ----------------     ----------      ----------
   6/30/96            L               n/a            250,000            JFT             LTC
   6/30/96            L               n/a            250,000            JFT             CTS
   6/30/96            L               n/a            250,000            JFT             ATS
   12/1/96           S/P             $4.30          1,000,000           JFT            Empire
  12/15/96            L               n/a            300,000           Empire           JFT
   1/10/97            T              $4.30           370,000            JTF             WJD
    2/6/97            T              $4.50           200,000            JTF             JAM


               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to beneficially own. JFT has the right to receive or the power to direct the receipt of dividends from the 750,000 Shares loaned to LTC, CTS and ATS. Empire has the right to receive or the power to direct the receipt of dividends from the 300,000 Shares loaned to JFT.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 of the Schedule 13D is hereby supplemented as follows:

               Pursuant to the LTC Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, JFT loaned LTC 250,000 Shares. LTC is obligated to repay the borrowing by delivering to JFT Issuer Common Stock equal in number to the borrowed shares (250,000) upon the earlier of (x) five business days after receipt from JFT of written notice demanding repayment and (y) July 1, 1998. LTC must make to JFT payments of all amounts equivalent to any dividends or other distributions made by the Issuer, which JFT, as owner of the loaned Shares, is entitled to receive during the period beginning with the loan transfer and ending with the repayment transfer of identical Issuer stock back to JFT.

               Pursuant to the CTS Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, JFT loaned CTS 250,000 Shares. CTS is obligated to repay the borrowing by delivering to JFT Issuer Common Stock equal in number to the borrowed shares (250,000) upon the earlier of (x) five business days after receipt from JFT of written notice demanding repayment and (y) July 1, 1998. CTS must make to JFT payments of all amounts equivalent to any dividends or other distributions made by the Issuer, which JFT, as owner of the loaned Shares, is entitled to receive during the period beginning with the loan transfer and ending with the repayment transfer of identical Issuer stock back to JFT.

               Pursuant to the ATS Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, JFT loaned ATS 250,000 Shares. ATS is obligated to repay the borrowing by delivering to JFT Issuer Common Stock equal in number to the borrowed shares (250,000) upon the earlier of (x) five business days after receipt from JFT of written notice demanding repayment and (y) July 1, 1998. ATS must make to JFT payments of all amounts equivalent to any dividends or other distributions made by the Issuer, which JFT, as owner of the loaned Shares, is entitled to receive during the period beginning with the loan transfer and ending with the repayment transfer of identical Issuer stock back to JFT.

               Pursuant to the Empire Loan Agreement, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference, Empire loaned JFT 300,000 Shares. JFT is obligated to repay the borrowing by delivering to Empire Issuer Common Stock equal in number to the borrowed shares (300,000) upon the earlier of (x) five business days after receipt from Empire of written notice demanding repayment and (y) June 30, 1998. JFT must make to Empire payments of all amounts equivalent to any dividends or other distributions made by the Issuer, which Empire, as owner of the loaned Shares, is entitled to receive during the period beginning with the loan transfer and ending with the repayment transfer of identical Issuer stock back to Empire.

               Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Schedule 13D (without Exhibits), originally filed in paper format January 16, 1996.

Exhibit 2      Stock Loan Agreement, dated June 30, 1996, between LTC and JFT

Exhibit 3      Stock Loan Agreement, dated June 30, 1996, between CTS and JFT

Exhibit 4      Stock Loan Agreement, dated June 30, 1996, between ATS and JFT

Exhibit 5 Annuity Agreement for Purchase and Sale of Common Stock, dated October 31, 1996, between JFT and Empire

Exhibit 6      Stock Loan Agreement, dated December 15, 1996, between JFT and
               Empire

Exhibit 7 Agreement, dated January 3, 1987, between JFT and WJD, including Exhibit A thereto, dated January 3, 1997.

Exhibit 8      Agreement for Services, dated November 1, 1996, between JFT and
               JAM

Exhibit 9 Amended and Restated Joint Filing Agreement, dated February 7, 1997, among the Reporting Persons

                                   SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997


                                                   s/s  James F. Thacker
                                                   -----------------------------
                                                              James F. Thacker

                                                   JAMES F. THACKER RETAINED
                                                      ANNUITY TRUST

                                                   By: s/s   James F. Thacker
                                                      --------------------------
                                                        James F. Thacker, as Trustee

                                                   By: s/s   F.I.S. Hull, III
                                                      --------------------------
                                                        F.I.S. Hull, III, as Trustee

                                                   PAULANNE H. THACKER RETAINED
                                                      ANNUITY TRUST

                                                   By: s/s   James F. Thacker
                                                      --------------------------
                                                        James F. Thacker, as Trustee

                                                   By: s/s   F.I.S. Hull, III
                                                      --------------------------
                                                        F.I.S. Hull, III, as Trustee

                                                   s/s   William J. DeZonia
                                                   -----------------------------
                                                         William J. DeZonia

                                                   s/s   Lori T. Caudill
                                                   -----------------------------
                                                         Lori T. Caudill

                                                   s/s   Carol T. Shumaker
                                                   -----------------------------
                                                         Carol T. Shumaker

                                                   s/s   Alyson T. Stinson
                                                   -----------------------------
                                                         Alyson T. Stinson


                                                   s/s   F.I.S. Hull, III
                                                   -----------------------------
                                                          F.I.S. Hull, III

                                                   EMPIRE INVESTMENT BANKING COMPANY, L.P.

                                                   By: s/s Carol T. Shumaker
                                                      --------------------------
                                                      Carol T. Shumaker, Managing Partner

                                                   s/o   Jo Anne Maxwell
                                                   -----------------------------
                                                          Jo Anne Maxwell

                                  Exhibit List

                                                                     Location of Exhibit in
Exhibit                 Description of Document                   Sequential Numbering Systems

   1          Schedule    13D     (without     Exhibits),
              originally  filed in paper  format  January
              16, 1996

   2 Stock Loan Agreement, dated June 30, 1996, between LTC and JFT

   3 Stock Loan Agreement, dated June 30, 1996, between CTS and JFT

   4 Stock Loan Agreement, dated June 30, 1996, between ATS and JFT

   5          Annuity Agreement for Purchase and Sale of
              Common Stock, dated October 31, 1996,
              between JFT and Empire

   6          Stock Loan  Agreement,  dated  December 15,
              1996, between JFT and Empire

   7          Agreement,  dated January 3, 1987,  between
              JFT and WJD, including Exhibit A thereto, dated January 3, 1997


   8          Agreement for Services, dated November 1,
              1996, between JFT and JAM

   9          Amended and Restated Joint Filing
              Agreement, dated February 7, 1997, among the Reporting Persons